

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Kyle Udseth
Chief Executive Officer
Pineapple Energy Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

   Re: Pineapple Energy Inc.
   Registration Statement on Form S-3
   Filed August 25, 2022
   File No. 333-267066

Dear Mr. Udseth :

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Gregory Herbers at 202-551-8028 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: Tyler Vivian